

February 14, 2014

<u>Via E-mail</u>
Cliff Blake
Chief Executive Officer
First Rate Staffing Corporation
2775 West Thomas Road, Suite 107
Phoenix, AZ 85018

> **Re: First Rate Staffing Corporation**
> **Amendment No. 7 to Form S-1**
> **Filed February 14, 2014**
> **File No. 333-184910**

Dear Mr. Blake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please update the financial statements and other financial information to include the audited financial statements for the year ended December 31, 2013, as required by Rule 8-08 of Regulation S-X.

<u>Recent Developments – Entry into Agreement to Acquire Certain Assets, page 7</u>

2.   We note that you entered into an agreement to purchase all the assets of Loyalty Staffing Services for an aggregate purchase price of $1,500,000. Tell us how you applied the guidance in Rule 8-04 of Regulation S-X in evaluating whether you are required to include audited financial statements of Loyalty Staffing Services, and pro forma financial information reflecting this acquisition as required by Rule

8-05 of Regulation S-X.   It appears that this acquisition is significant at the greater than 50% level based on the purchase price.

Exhibit 23.1 Consent of Accountants

3.   Considering the recent development of your agreement to purchase all the assets of Loyalty Staffing Services, please ask your auditors to provide an updated consent.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor at (202) 551-3415 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Tony Patel, Esq.
        Cassidy & Associates